                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*

                                 CORGENTECH INC
                                 --------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  US21872P1057
                                  ------------
                                 (CUSIP Number)

                                 April 30, 2005
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]    Rule 13d-1(b)

         [ ]    Rule 13d-1(c)

         [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. US21872P1057

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only). AMVESCAP PLC

      2.    Check the Appropriate Box if a Member of a Group (see Instructions)

            (a)   ____________________________________________________

            (b)   ____________________________________________________

      3.    SEC Use Only ___________________________________________________

      4.    Citizenship or Place of Organization
            AMVESCAP PLC: England
            AIM Advisors, Inc: United States
            INVESCO Asset Management (Japan) Limited: Japan
            AIM Capital Management, Inc.: United States
            INVESCO Institutional (N.A.), Inc.: United States
            Stein Roe Investment Counsel, Inc.

            :
            :
            :
            :
            :
            :

                        5.    Sole Voting Power     558,756: Such shares are
                              held by the following entities in the respective amounts listed AIM Advisors, Inc 424,150, INVESCO Asset Management (Japan) Limited 0, AIM Capital Management, Inc. 22,900, INVESCO Institutional (N.A.), Inc. 116,600, and Stein Roe Investment Counsel, Inc. 106,000.

Number of Shares        -------------------------------------------------
Beneficially Owned
by Each Reporting       6.    Shared Voting Power      _______________
Person With             -------------------------------------------------

                        7.    Sole Dispositive Power    2,089,500: Such shares
                              are held by the following entities in the respective amounts listed AIM Advisors, Inc 1,670,000, INVESCO Asset Management (Japan) Limited 7,500, AIM Capital Management, Inc. 13,000, INVESCO Institutional (N.A.), Inc. 399,000

                        -------------------------------------------------
                        8.    Shared Dispositive Power _______________

      9.    Aggregate Amount Beneficially Owned by Each Reporting Person
            2,089,500

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

      11.   Percent of Class Represented by Amount in Row (9)     1.99%

      12.   Type of Reporting Person (See Instructions)
            IA, HC. See Items 2 and 3 of this statement.

                                  SCHEDULE 13G

Item 1(a)   NAME OF ISSUER:

            CORGENTECH INC

Item 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            650 Gateway Boulevard
            South San Francisco, CA 94080

Item 2(a)   NAME OF PERSON FILING:

            AMVESCAP PLC

            In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this statement on Schedule 13G or amendment thereto is being filed by AMVESCAP PLC ("AMVESCAP"), a U.K. entity, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement. AMVESCAP through such subsidiaries provides investment management services to institutional and individual investors worldwide.

            Executive officers and directors of AMVESCAP or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. AMVESCAP and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of AMVESCAP's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by AMVESCAP and any other subsidiary.

Item 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            11 Devonshire Square
            London EC2M 4YR
            England

Item 2(c)   CITIZENSHIP:

            See the response to Item 2(a) of this statement.

Item 2(d)   TITLE OF CLASS OF SECURITIES:

            Common Stock, $.01 par value per share

Item 2(e)   CUSIP NUMBER:

            US21872P1057

Item 3      TYPE OF REPORTING PERSON:

            An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E)

            A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

            As noted in Item 2 above, AMVESCAP is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. AMVESCAP is a holding company.

Item 4      OWNERSHIP:

            Please see responses to Items 5-8 on the cover of this statement which are incorporated herein by reference.

Item 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            N/A

Item 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            N/A

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTING ON BY THE PARENT HOLDING COMPANY:

            Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            N/A

Item 9      NOTICE OF DISSOLUTION OF A GROUP:

            N/A

Item 10     CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            SIGNATURE:

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   May 15, 2005
                                                   Date

                                                   /s/  HAL LIEBES
                                          ----------------------------
                                                   Signature

                                          Hal Liebes
                                          Group Compliance Officer
                                          AMVESCAP PLC
                                                   Name/Title